May 22, 2012

A Busy Month

Dear Shareholders,

The month of May is not quite over yet, but we had completed the enclosed semi-annual report and wanted to get it out to you ASAP.

After a strong start in the first four months of the year we had a bit of profit taking in May which saw the S&P 500 index decline from its recent highs of plus 13% to up 4.9% as of 5/22/12. As for our stock Growth & Income Fund it was up 9.1% as of 5/22/12.

The Best House in a Bad Neighborhood

A few years ago it was very fashionable to invest in emerging market countries like China, India, Brazil, and Russia. This year these emerging stock markets, along with European markets, have seen significant declines. The best market has been right here in the U.S. Although things are far from perfect we see that trend continuing. We are staying with our story that corporate America is in good shape, that valuations are cheap and that the path of least resistance is up, not down.

Facebook

Surrounded by a considerable amount of hype, the public offering of Facebook came to market last Friday. What was thought to be a "hot deal" and a very desirable purchase at the initial offering price of $38 turned into a disaster. Many stock brokers, in an attempt to reward their most loyal clients with shares in the company, ended up causing their clients to lose about 12%.
At the Elite Funds we chose not to participate and for the time being we will watch the three-ring circus from the sidelines.

Interest Rates/Income Fund

In an extremely low interest rate environment the Elite Income Fund has been able to squeeze out a return of 0.87% for the first five months of the year. This compares to a return of 1.6% for the Lipper Short-Term bond index. Looking forward we believe you will see more of the same. Interest rates will remain under 1% for savings accounts, bank CD's, and short-term government bonds.

Warm Regards,

Dick McCormick

NAV Value as of 5/22/12

Elite Income Fund: $10.36

Growth & Income: $14.50